51 Madison Avenue

New York, New York 10010

September 28, 2022

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Ms. Dubey:

This letter responds to your comments made telephonically on September 27, 2022, regarding the Registrant’s filing on July 8, 2022, of Post-Effective Amendment No. 90 to its Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 96 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ MacKay ESG High Income ETF (the “Fund”), a series of the Registrant. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Comment 1: Please delete reference to “Acquired Fund Fees and Expenses” in footnote (a) to the Fee Table since there is no corresponding line item in the Fee Table.

Response:	The disclosure has been revised accordingly.

Comment 2: Please clarify in the disclosure that the Fund may invest in investments that are not subject to the Sub-Adviser’s ESG criteria.

Response:	The Registrant respectfully declines to make the requested revision as it believes that it is clear to a reasonable investor that, as indicated by the disclosure, if the Fund will invest, under normal circumstances, at least 80% of its assets in investments that meet the Sub-Adviser’s ESG criteria then it may invest to a limited extent in investments that do not meet that criteria.

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If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:	Jomil Guerrero, Vice President

Adefolahan Oyefeso, Principal Financial Officer

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP

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